T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	www.levon.com

June 27, 2011

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Sirimal R. Mukerjee and Mr. H. Roger Schwall

Re:	Levon Resources Ltd. Form 20-F for the Fiscal Year Ended March 31, 2010 Filed October 15, 2010 File No. 0-13248

Ladies and Gentlemen:

Levon Resources Ltd. (the “Company”) hereby submits this letter in response to the staff’s comments set forth in the March 17, 2011 letter with respect to above referenced annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “Form 20-F”) filed with the Securities and Exchange Commission (“SEC”) on October 15, 2010.

For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Once we have cleared proposed revisions with you, we intend to file an amended Form 20-F with the amendments as indicated below.

Our responses are as follows:

Form 20-F for the Fiscal Year Ended March 31, 2010

Staff Comment No. 1

Directors and Senior Management, page 27

1.
It appears from your disclosure that your officers are also executive officers of other companies. Please revise your disclosure to indicate the approximate time or percentage of her or his professional time each devotes to your business.

Company Response

The Company proposes to add the following paragraph to the disclosure under Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management, on page 28 of the Form 20-F immediately following the table of Directors and Senior Management:

“Several of our senior officers divide their professional time between service for the Company and service for other companies in the industry.  See “Item 3. Key Information – D. Risk Factors – Conflict of Interest.”  In this regard, Ron Tremblay, the Company’s Chief Executive Officer and President, devotes approximately 98% of his professional time to the business of the Company; David Wolfin, the Company’s V.P. Finance, devotes approximately 15% of his professional time to the business of the Company; Victor Chevillon, the Company’s V.P. Exploration, devotes approximately 95% of his professional time to the business of the Company; Lisa Sharp, the Company’s Chief Financial Officer, devotes approximately 30% of her professional time to the business of the Company; and Dorothy Chin, the Company’s Corporate Secretary, devotes approximately 35% of her professional time to the business of the Company.”

Staff Comment No. 2

Major Shareholders and Related Party Transactions, page 36

2.
Please revise your disclosure to identify in each case the individual(s) involved in each listed relationship. For example, and without limitation, please identify the director(s) and officer(s) referenced in the second and third bullet points in the list at page 36.

Company Response

The Company proposes to add the underlined disclosure and remove the stricken disclosure below to and from the disclose under Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions on pages 36 and 37 of the Form 20-F:

“During the year ended March 31, 2010, the Company paid, or made provision for the future payment of the following amounts to related parties:

–
$82,512 (2009 - $90,293; 2008 - $112,018) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,198 has been capitalized under mineral properties;

–
$50,000 (2009 - $30,000; 2008 - $30,000) was paid for management fees to a private company controlled by Ron Tremblay, the Company’s Chief Executive Officer and President and a director ~~and officer~~ of the Company;

–
$117,992 (2009 - $60,136; 2008 - $10,048) was paid for geological management fees to a private company controlled by Victor Chevillon, the Company’s V.P. Exploration and a director ~~and officer~~ of the Company. Of this amount, $117,992 (2009 - $35,389; 2008 - $10,048) has been capitalized under resource properties and $Nil (2009 - $24,746; 2008 - $Nil) was been expensed under general exploration;

–
$3,663 (2009 - $8,310; 2008 - $5,580) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral Gold Resources Ltd. (“Coral”), a public company with common directors.

–	$Nil (2009 - $Nil; 2008 - $128,067) was charged to the Company for drilling services by ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

–	$Nil (2009 - $Nil; 2008 - $35,610) was charged to the Company for exploration services by Bralorne Gold Mines Ltd., a public company with common directors and management.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. There are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (2009 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $42,947 (2009 - $Nil) due from a private company controlled by a director and officer.

Amounts due to related parties as at March 31, 2010 include:

–	$24,426 (2009 - $26,680) owed to Oniva;

–	$56,788 (2009 - $66,243) owed to Coral Gold Resources Ltd., a public company related by way of common directors;

–	$57,256 (2009 - $29,033) owed to a private company controlled by Victor Chevillon, the Company’s V.P. Exploration and a director of the Company.;

–	$256 (2009 - $522) owed to a private company controlled by Louis Wolfin, a former director of the Company; and

–	$186 (2009 - $186) owed to a private company controlled by one of the non-common directors of Coral Gold Resources Ltd., a public company related by way of common directors.”

Engineering Comments

Staff Comment No. 3

History and Exploration, page 14

3.	Please disclose the following information for each of your properties:

●	The nature your ownership or interest in the property;

●	A description of all interest in your properties, including the terms of all underlying agreements and royalties;

●	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

●
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions;

●
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

●
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees;

●	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of the Industry Guide 7.

Company Response

The Company notes that the Cordero property is currently the only significant property of the Company.  Therefore, the Company proposes to add disclosure only in relation to the Cordero property pursuant to the requirements of paragraph (b) of Guide 7.  As noted below in response to Staff Comment No. 4, the Company will add a statement to each of the other properties indicating that the Company does not consider that property to be material to the Company.

The Company proposes to add the following underlined disclosure to the disclose under Item 4. Information on the Company – D. Property, Plants and Equipment – Cordero Project, Chihuahua State, Mexico – Ownership on page 14 of the Form 20-F:

“Ownership. The Company owns a 51% interest in the property ~~that is located 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico~~.  The mining claims are 51% owned by Levon and 49% held in trust for Valley High according to the Joint Venture agreement.  Notoraized surface access agreements are in place with all surface rights owners for all the mining claims.  The surface access rights agreements with local family ranches are all transferable to third parties as are all underlying mining claim agreements within the historical Cordero mining district.

The Cardero project staked claims are owned 100% by Minera Titan S.A. de C.V. - a wholly owned Mexican subsidiary of Levon.  Optioned claims at the Cordero project are optioned to Minera Titan.

Mining claims owned by Levon through Minera Titan are staked claims, good in perpetuity as long as annual assessment work and filings are completed. The annual assessment work is minimal and annual reporting is due in May; the Company has satisfied its assessment and reporting requirements for 2010. Underlying agreements for mining claims are notarized option to purchase agreements, are good in perpetuity as long as payments are made or if the capped 2% net smelter royalty total purchase price of $3.5 million is met.   All option agreement payments apply to the capped net smelter royalty purchase price.  All option payments to date total about $1.5 million toward the option purchase.  See the table below for option payment information.

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual payments for the optioned mining claims  and the annual assessment on the staked mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero project is approximately 19,884 hectares. The table below lists Levon’s Cordero project claims and agreement obligations:

Staff Comment No. 4

4.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

●	The location and means of access to your property, including the modes of transportation utilized to and from the property;

●	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights;

●	A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

●	A description of any work completed on the property and its present conditions;

●	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

●	A description of equipment, infrastructure, and other facilities;

●	The current state of exploration of the property;

●	The total costs incurred to date and all planned future costs;

●	The source of power and water that can be utilized at the property; and

●	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Company Response

The Company notes that its response to comment number 3 above contains some of the information requested in response to comment number 4 regarding information on the conditions to be met to obtain and retain title to the property.  Further, the Company notes that in relation to its Cordero project the disclosure currently contained in the Form 20-F contains a description of (i) the rock formations and mineralization of existing or potential economic significance, (ii) a description of work completed to date, and (iii) the current state of exploration of the property.

The Company proposes to add the following disclosure to the disclose under Item 4. Information on the Company – D. Property, Plants and Equipment – Cordero Project, Chihuahua State, Mexico on pages 14 through 15 of the Form 20-F:

“Location and Access.  The Cordero project is located 180 km south of the city of Chihuahua and 40 km north of the mining town of Hildalgo Del Parral in south central Chihuahua, Mexico.  The property is accessed by two wheel drive vehicles from Chihuahua State Highway 16 at the east ranch road turn off at highway mile post 150 km.  The property covers rolling, low relief cattle ranch land in a high desert environment.  Work within the project area can be carried out year round although 4x4 vehicles are sometimes required for transport during the “wet” season.

Surface Access Rights.  We have notarized agreements for exploration surface rights with all ranch owners with lands on our mining claims.  The surface rights agreements require monthly rental payments to remain in good standing.  The surface rights agreements are of unlimited term and are transferable to any assigned third party. As of March 31, 2010, our average monthly payments were approximately $10,000 and we had promptly made all required payments.

Infrastructure. To accommodate processing, sampling and storing the drill core, the Company has built three core sheds to store the core samples, including the rehabilitation of an adobe hay barn that serves as a field office, core sampling facilities and core storage.  The Company constructed a water supply station to supply water to the core shed facilities and the core drills.   There are no mining facilities or equipment at the project since it is an exploration stage project.

Exploration Costs.  Exploration expenditures to date total about $10 million. The Company is completing the 59,000 meter $14.1 million Phase 3 exploration program presently, as described above. The Company is preparing for a seamless transition into a Phase 4 exploration drilling program to delineate the limits of the Pozo de Plata Diatreme discovery and the Cordero Porphyry discovery and to test the property for at least two additional deposit discoveries, within large scale target zones defined by the exploration data at hand.  Phase 4 is proposed to be funded at $40 million.

Power and Water.  M3 Engineering and Technology, Tucson, has been contracted to provide and engineering scale water resource characterization and power availability study at the Cordero project, which is currently in progress.  There is a double tower, hydroelectric trunk power lines 6 km south of the property that is fed by a hydroelectric power station 20 km north of Cordero.  There is also a new power line along State Highway 16, 10 km east of the Cordero project discoveries.  M3 is determining the capacities, contract availability and expansion capacities of these power facilities.

The water study is focusing on acquifer characterization and water rights availability. Water is available from wells and abandoned mine shafts that, in the project area, tap a water table at a subsurface depth of about 50 meters. The Company knows the water table is shallow (50-80 m) in the mine workings and is plentiful due too the historical pumping problems the small mines in the area have had.

Reserves.  Cordero has no known mineral reserves, as defined in SEC Industry Guide 7, and is an early-stage minerals exploration project.”

In relation to the Company’s other projects/properties, the Company intends to add the following disclosure to the beginning of each sub-section for such other projects/properties under Item 4. Information on the Company – D. Property, Plants and Equipment:

“The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.”

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (604) 682-3701.

Sincerely,

Levon Resources Ltd.

Per:

/s/ Lisa Sharp
Lisa Sharp, Chief Financial Officer